SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 11)

                     America West Holdings Corporation
                                ----------
                             (Name of Issuer)


                   Class A Common Stock, $.01 par value
                   Class B Common Stock, $.01 par value
                                ----------
                      (Title of Class of Securities)


                               023657  10 9
                               023657  20 8
                                ----------
                              (CUSIP Numbers)


                             Jeffery A. Smisek
          Executive Vice President, General Counsel and Secretary
                        Continental Airlines, Inc.
                      2929 Allen Parkway, Suite 2010
                           Houston, Texas 77019
                              (713) 834-2950
                                ----------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               May 28, 1998
                                ----------
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement  [  ].

                              SCHEDULE 13D

CUSIP Nos. 023657  10 9, 023657  20 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Continental Airlines, Inc.
     74-2099724


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [  ]


3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


               7    SOLE VOTING POWER

               CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140

NUMBER OF

SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH           CLASS A COMMON STOCK       1,100,000
               CLASS B COMMON STOCK         317,140

REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH           CLASS A COMMON STOCK         158,569
               CLASS B COMMON STOCK         317,140

               10   SHARED DISPOSITIVE POWER

               CLASS A COMMON STOCK       1,100,000
               CLASS B COMMON STOCK         317,140


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               CLASS A COMMON STOCK       1,100,000
               CLASS B COMMON STOCK         317,140


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               CLASS A COMMON STOCK            100%
               CLASS B COMMON STOCK                .7%


14   TYPE OF REPORTING PERSON

     CO

    This Amendment No. 11  (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 22, 1996, Amendment No. 5 filed on February 27, 1996, Amendment No. 6 filed on May 24, 1996, Amendment No. 7 filed on June 18, 1996, Amendment No. 8 filed on April 22, 1997, Amendment No.9 filed on August 27, 1997 and Amendment No. 10 filed on February 6, 1998 (the "Schedule 13D"), of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), and the Class B Common Stock, $0.01 par value per share (the "Class B Common"), of America West Holdings Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a)-(c) At the date hereof, Continental has the sole power to vote and dispose of 158,569 shares of Class A Common and 317,140 shares of Class B Common. The Class A Common held by Continental represents approximately 14.4% of the 1,100,000 shares of Class A Common outstanding as of April 30, 1999, based on information provided by the Company. The Class B Common held by Continental represents approximately .7% of the 44,890,665 shares of Class B Common outstanding as of April 30, 1998, based on information provided by the Company.

     In an amendment to their Schedule 13D filed on May 29, 1998, the TPG Parties reported that on May 28, 1998 (i) TPG agreed to a block trade sale of 1,613,586 shares of Class B Common for $44,833,487.01, (ii) TPG Parallel agreed to a block trade sale of 162,592 shares of Class B Common for $4,517,618.72 and (iii) Air Partners agreed to a block trade sale of 170,181 shares of Class B Common for $4,728,479.09, representing in each case $27.785 per share. The trades were scheduled to settle on June 2, 1998, at which time the TPG Parties no longer owned any shares of Class B Common.

     As set forth in Item 5(d) and 6 to the Schedule 13D, Continental has certain understandings and agreements regarding the voting and disposition of the securities of the Company held by it with the TPG Parties. As a result of these agreements and understandings, Continental together with the TPG Parties comprises a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common and Class B Common by the TPG Parties is contained in separate Schedules 13D, as amended, filed by the TPG Parties.

     On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by the TPG Parties, Continental and the TPG Parties, as a group, beneficially own 1,100,000 shares of Class A Common and 317,140 shares of Class B Common. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,100,000 shares of Class A Common outstanding as of April 30, 1998, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately .7% of the 44,890,665 shares of Class B Common outstanding as of April, 30, 1998, based on information provided by the Company.

     Except as described herein, Continental does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of Continental, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     On May 20, 1998, the Stockholders' Agreement among the TPG Parties, Continental, Mesa Air Group and the Company terminated.

                                SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:    June 10, 1998


                              CONTINENTAL AIRLINES, INC.



                              By: /s/ Jeffery A. Smisek
                              Name: Jeffery A. Smisek
                                      Executive Vice President